For Immediate Release

Linktone Appoints Michael Li as Chief Executive Officer
Linktone Director and Former COO Michael Li to assume CEO duties effective April 3;
Company provides update on execution of Transition undertaken in February of 2006

SHANGHAI, China, April 3, 2006 – The Board of Directors of Linktone Ltd. (NASDAQ:LTON), a leading provider of wireless interactive entertainment products and services to consumers in China, today announced the appointment of Michael Guangxin Li to Chief Executive Officer, effective April 3, 2006. Mr. Li, age 40, currently serves as a director of the Company and will retain his board position.

“The Board is delighted that Michael has agreed to serve as the Company’s CEO,” said Elaine La Roche, chairperson of the board. “During Michael’s tenure as Linktone’s Chief Operating Officer, he successfully managed Linktone’s sales, marketing and product development. His in-depth understanding of the Company, combined with his more than 15 years of experience in the technology and wireless industry, make him the perfect candidate for CEO.”

Prior to his appointment to the board of directors in February 2006, Mr. Li was Linktone’s Chief Operating Officer from March 2003 to January 2006. Prior to his tenure at Linktone, Mr. Li was senior vice president of strategy and operations at Newpalm (China) Information Technology Ltd., a wireless value-added service provider in China. Before that, he served as an associate with Mercer Management Consulting and sales manager and director with IBM in China. Mr. Li holds a degree in mechanical engineering from Beijing University and an MBA from the University of Pennsylvania Wharton School of Business.

The Company further announced that Colin Sung, acting Chief Executive Officer and Chief Financial Officer, would resume his duties as full-time CFO effective upon Mr Li’s appointment. Added Ms LaRoche, “Colin has done a tremendous job overseeing this transition and has delivered the Company’s stated goals on time and with tremendous energy and dedication. We believe that this experience has demonstrated Colin’s critical value to the Linktone organization, and strengthened our overall management team.”

In addition, the Company announced that it had largely completed the execution of the cost and strategic restructuring plan outlined during the February 2006 quarterly earnings announcement. Colin Sung, Chief Financial Officer, remarked, “We have largely achieved our stated objectives in completing the Company’s restructuring as of the end of the first quarter. We believe that this has allowed us to rationalize costs and strengthen the Company’s strategic vision and direction. The changes that have been implemented should create both near-term and long-term improvements to our financial performance and marketing efficiency going forward in 2006.”

Commenting on the Company’s completion of its restructuring plan and his appointment as CEO, Michael Guangxin Li said, “I’m pleased to be assuming the role as Chief Executive Officer and look forward to demonstrating our progress to shareholders in the near future. I am also particularly pleased with the execution and clear accountability that has been demonstrated in effecting this transition by our Board of Directors and Colin Sung in his role as Acting CEO. Linktone today is well positioned to leverage Chinese consumers’ growing demand for wireless interactive entertainment products and services. I look forward to working with the board and the rest of the management team to take the company to the next level and create long-term value for our shareholders.”

About Linktone Ltd.

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s own marketing channels and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops aggregates and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” – Music, Advanced Gaming, Graphics, Instant Messaging and Community.

Forward-Looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to execute internal cost reductions, effectively control its operating expenses or make expenditures that effectively differentiate Linktone’s services and brand in future periods; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Johnny Shen Linktone Ltd. Tel: 86-21-6361-1583 Email: ir@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com